Exhibit 99.1

Thomson Reuters to Redeem US$1 Billion of Debt Securities

TORONTO, November 28, 2017 – Thomson Reuters (TSX / NYSE: TRI) today announced it will exercise its right to redeem all of the company’s US$1 billion principal amount of 6.50% notes due on July 15, 2018 (CUSIP No. 884903 BB0).

The redemption price will include an early repayment premium, as well as accrued and unpaid interest through the redemption date (which is expected to be on or about December 28, 2017). When available, Thomson Reuters will provide the specific total redemption price and redemption date in the “Investor Relations” section of its website, www.thomsonreuters.com.

Beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the notes on their behalf.

This news release is for informational purposes only and is not an offer to buy any securities of Thomson Reuters.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. There can be no assurance that the redemption will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com